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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                         BioSante Pharmaceuticals, Inc.
                         ------------------------------
                                (Name of Issuer)



                    Common Stock, Par Value $.0001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)



                                   09065V 10 4
                                   -----------
                                 (CUSIP Number)


                                Stephen M. Simes
                         BioSante Pharmaceuticals, Inc.
                             175 Olde Half Day Road
                             Lincolnshire, IL 60069
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                 August 13, 2001
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                  Page 1 of 9

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CUSIP NO. 09065V 10 4              SCHEDULE 13D                   Page 2 of 9
---------------------              --------------                 -----------

---------------------------- -----------------------------------------------------------------------------------------
             1               NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                             Stephen M. Simes
---------------------------- -----------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                             Not Applicable                      (a) / /

                                                                 (b) / /
---------------------------- -----------------------------------------------------------------------------------------
             3               SEC USE ONLY

---------------------------- -----------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS
                             Not Applicable
---------------------------- -----------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
                             2(e)  / /
---------------------------- -----------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             USA
---------------------------- -----------------------------------------------------------------------------------------
                                       7            SOLE VOTING POWER
         NUMBER OF                                           3,630,606 (see Item 5)
          SHARES             ---------------------- ------------------------------------------------------------------
       BENEFICIALLY                    8            SHARED VOTING POWER
         OWNED BY                                            0
           EACH
        REPORTING            ---------------------- ------------------------------------------------------------------
          PERSON                       9            SOLE DISPOSITIVE POWER
           WITH                                              3,630,606 (see Item 5)

                             ---------------------- ------------------------------------------------------------------
                                      10            SHARED DISPOSITIVE POWER
                                                             0
---------------------------- ---------------------- ------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,630,606 (see Item 5)
---------------------------- -----------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  / /
                             Not Applicable

---------------------------- -----------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             5.5%
---------------------------- -----------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON
                             IN
---------------------------- -----------------------------------------------------------------------------------------


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ITEM 1.    SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $.0001 per share, of BioSante Pharmaceuticals, Inc., a Delaware corporation. The address of the principal executive offices of BioSante is 175 Olde Half Day Road, Lincolnshire, IL 60069.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a)   This statement is filed by and on behalf of Stephen M. Simes.

         (b) Mr. Simes' principal business address is 175 Olde Half Day Road, Lincolnshire, IL 60069.

         (c) Mr. Simes is the Vice Chairman, President and Chief Executive Officer of BioSante. BioSante's business address is 175 Olde Half Day Road, Lincolnshire, IL 60069. BioSante is a developmental stage biopharmaceutical company.

         (d) Mr. Simes has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Simes has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         (f)    Mr. Simes is a citizen of the United States of America.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 13, 2001, in consideration for services rendered to BioSante and in lieu of his annual cash performance bonus, Mr. Simes received 125,000 shares of BioSante common stock pursuant to a stock bonus granted by BioSante's Board of Directors at a price of $0.60 per share.

ITEM 4.    PURPOSE OF TRANSACTION.

         On August 13, 2001, in consideration for services rendered to BioSante and in lieu of his annual cash performance bonus, Mr. Simes received 125,000 shares of BioSante common stock pursuant to a stock bonus granted by BioSante's Board of Directors at a price of $0.60 per share.

         Mr. Simes may from time to time be granted additional shares of BioSante common stock as stock bonuses by BioSante's Board of Directors or may from time to time purchase shares of BioSante common stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase his holdings in BioSante will depend, however, upon numerous factors, including without limitation the price of the shares of BioSante common stock, the terms and conditions relating to their purchase and sale, the prospects and profitability of BioSante, general economic conditions and stock and money market conditions. At any time, Mr. Simes may also determine to dispose of some or all of his shares of BioSante common stock, depending upon various similar considerations.

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         Except as otherwise provided in this Item 4 and other than as to matters that Mr. Simes as Vice Chairman, President and Chief Executive Officer of BioSante may consider and discuss with other BioSante officers and board members from time to time, Mr. Simes does not have any present plans or proposals which relate to or would result in:

         o the acquisition by any person of additional securities of BioSante or the disposition of securities of BioSante;

         o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BioSante;

         o        a sale or transfer of a material amount of assets of BioSante;

         o any change in the present board of directors or management of BioSante, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         o any material change in the present capitalization or dividend policy of BioSante;

         o any other material change in BioSante's business or corporate structure;

         o changes in BioSante's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BioSante by any person;

         o causing a class of securities of BioSante to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         o a class of equity securities of BioSante becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

         o        any action similar to any of those listed above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) 1. Amount beneficially owned: Mr. Simes' beneficial ownership includes: (1) 663,859 shares of BioSante common stock; (2) 2,779,247 shares of BioSante common stock issuable upon exercise of outstanding stock options which are exercisable within 60 days; and (3) 187,500 shares of BioSante common stock issuable upon exercise of outstanding warrants which are exercisable within 60 days.

             2. Percent of class: 5.5%. The foregoing percentage is calculated based on the 62,834,133 shares of BioSante common stock reported to be outstanding by BioSante as of August 15, 2001.

         (b)      Number of shares as to which  Mr. Simes has:

                  (i)      Sole power to vote or to direct the
                           vote...................................... 3,630,606

                  (ii)     Shared power to vote or to direct the
                           vote.............................................. 0

                  (iii)    Sole power to dispose or to direct the disposition
                           of........................................ 3,630,606

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                  (iv)     Shared power to dispose or to direct the disposition
                           of................................................ 0

         (c)      Other than the transaction described in Item 4 of this
Schedule 13D, Mr. Simes has not effected any transactions in BioSante common stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In January 1998, BioSante entered into a letter agreement with Mr. Simes pursuant to which Mr. Simes serves as BioSante's Vice Chairman, President and Chief Executive Officer. The term of this agreement continues until December 31, 2003, after which time the term will be automatically extended for three additional years unless on or before October 1 immediately preceding the extension, either party gives written notice to the other of the termination of the agreement. Under this Agreement, Mr. Simes is entitled to receive an annual performance bonus of up to 50% of his then base salary if certain performance criteria are met. BioSante's Board of Directors has in the past paid this bonus in cash and in BioSante common stock. If Mr. Simes is terminated without cause or upon a change in control or if he terminates his employment for good reason, all of his options will become immediately exercisable and will remain exercisable for a period of one year (for the remainder of their term in the event of a change in control), and he will be entitled to a minimum severance payment of 12 months base salary. Exhibit 1 to this Schedule 13D is a copy of Mr. Simes' employment agreement with BioSante and is incorporated herein by this reference.

         Mr. Simes holds stock options to purchase an aggregate of 3,570,313 shares of BioSante common stock at exercise prices between $0.23 and $0.40 per share. Exhibit 2 is a copy of a form of Mr. Simes' stock option agreement with BioSante and is incorporated herein by this reference.

         In connection with BioSante's May 1999 private placement, BioSante entered into a Shareholders' Agreement, a Securities Purchase Agreement, Registration Rights Agreement and Warrants with the investors, which included Mr. Simes. Copies of these agreements are filed as exhibits to this Schedule 13D and are incorporated herein by this reference. The Shareholders' Agreement contains, among other things, a voting agreement with respect to the election of directors. Under the Subscription Agreement and Warrant, the holders of BioSante common stock and warrants purchased in BioSante's May 1999 private placement are entitled to certain registration rights under the Securities Act of 1933. If at any time after BioSante becomes listed on Nasdaq, the holders of a specified amount of these registrable shares request that BioSante file a registration statement covering the shares, BioSante will use commercially reasonable efforts to cause these shares to be registered.

         In connection with BioSante's April 2001 private placement, BioSante entered into Subscription Agreements and Warrants with the investors, which included Mr. Simes. Copies of these agreements are filed as exhibits to this
Schedule 13D and are incorporated herein by this reference. Under these agreements and warrants, BioSante agreed to use its reasonable best efforts to cause a registration statement to be filed and remain effective until the earlier of (1) the

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sale of all the shares of BioSante common stock covered by the registration statement; or (2) such time as the selling stockholders named in the registration statement become eligible to resell the shares of BioSante common stock and the shares of BioSante common stock issuable upon exercise of warrants pursuant to Rule 144(k) under the Securities Act of 1933.

         Except as described herein, there are no other contracts, arrangements, understandings or relationships between Mr. Simes and any other person with respect to any securities of BioSante.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit No.                    Description
               -----------                    -----------
                  1        Employment Agreement, dated January 21, 1998,
                           between BioSante Pharmaceuticals, Inc. and
                           Stephen M. Simes, as amended

                  2        Form of Incentive Stock Option Agreement, between
                           BioSante Pharmaceuticals, Inc. and Stephen M. Simes

                  3 Securities Purchase Agreement, dated May 6, 1999, between BioSante Pharmaceuticals, Inc. and certain stockholders of BioSante Pharmaceuticals, Inc.

                  4        Shareholders' Agreement, dated May 6, 1999, between
                           BioSante Pharmaceuticals, Inc., Avi Ben-Abraham, M.D.
                           and certain shareholders of BioSante Pharmaceuticals, Inc.

                  5 Registration Rights Agreement, dated May 6, 1999, between BioSante Pharmaceuticals, Inc. and certain stockholders of BioSante Pharmaceuticals, Inc.

                  6        Form of Warrant issued in connection with May 1999
                           Private Placement


                  7 Form of Subscription Agreement in connection with the April 2001 Private Placement

                  8        Form of Warrant issued in connection with April 2001
                           Private Placement

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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 22, 2001              /s/ Stephen M. Simes
                                    --------------------------------------------
                                        Stephen M. Simes

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                                  EXHIBIT INDEX


 Exhibit No.                               Description                                      Method of Filing
 ----------                                -----------                                      ----------------
      1       Employment Agreement, dated January 21, 1998, between BioSante
              Pharmaceuticals, Inc. and Stephen M. Simes, as amended..............  Incorporated by reference to
                                                                                    Exhibit 10.16 contained in
                                                                                    BioSante's Registration
                                                                                    Statement on Form 10-SB, as
                                                                                    amended (File No. 0-28637)

      2       Form of Incentive Stock Option Agreement, between BioSante
              Pharmaceuticals, Inc. and Stephen M. Simes..........................  Filed herewith electronically

      3       Securities Purchase Agreement, dated May 6, 1999, between
              BioSante Pharmaceuticals, Inc. and certain stockholders of
              BioSante Pharmaceuticals, Inc. .....................................  Incorporated by reference to
                                                                                    Exhibit 10.14 contained in
                                                                                    BioSante's Registration
                                                                                    Statement on Form 10-SB, as
                                                                                    amended (File No. 0-28637)

                                  Page 8 of 9

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      4       Shareholders' Agreement, dated May 6, 1999, between BioSante
              Pharmaceuticals, Inc., Avi Ben-Abraham, M.D. and certain
              shareholders of BioSante Pharmaceuticals, Inc.......................  Incorporated by reference to
                                                                                    Exhibit 10.12 contained in
                                                                                    BioSante's Registration
                                                                                    Statement on Form 10-SB, as
                                                                                    amended (File No. 0-28637)

      5       Registration Rights Agreement, dated May 6, 1999, between
              BioSante Pharmaceuticals, Inc. and certain stockholders of
              BioSante Pharmaceuticals, Inc. .....................................  Incorporated by reference to
                                                                                    Exhibit 10.13 contained in
                                                                                    BioSante's Registration
                                                                                    Statement on Form 10-SB, as
                                                                                    amended (File No. 0-28637)

      6       Form of Warrant issued in connection with May 1999 Private
              Placement...........................................................  Incorporated by reference to
                                                                                    Exhibit 4.1 contained in
                                                                                    BioSante's Registration
                                                                                    Statement on Form 10-SB, as
                                                                                    amended (File No. 0-28637)

       7      Form of Subscription Agreement in connection with the April 2001
              Private Placement...................................................  Incorporated by reference to
                                                                                    Exhibit 10.20 contained in
                                                                                    BioSante's Registration
                                                                                    Statement on Form SB-2
                                                                                    (File No. 333-64218)

       8      Form of Warrant issued in connection with April 2001 Private
              Placement...........................................................  Incorporated by reference to
                                                                                    Exhibit 4.2 contained in
                                                                                    BioSante's Registration
                                                                                    Statement on Form SB-2
                                                                                    (File No. 333-64218)


                                  Page 9 of 9